Date: January 24, 2024

To:
Cognyte Software Ltd., company no. 51-619642-5 (“Cognyte Software”)
Cognyte Technologies Israel Ltd., company no. 51-270486-7 (“Cognyte Technologies”)
(Each of Cognyte Software and Cognyte Technologies, shall be referred to, jointly and severally, as – “the Company”)

Re: Credit Facility Approval

Pursuant to your request we hereby inform you that we, Bank Hapoalim B.M. (hereinafter: “the Bank”), shall allocate to you a credit facility up to the sum of 30,000,000 (Thirty Million) US Dollars (hereinafter: “the Credit Facility” and “the Credit Facility Amount”, respectively), on the terms set out hereunder.

You may utilize the Credit Facility solely in US Dollars.

The Credit Facility shall enter into force commencing on 24.1.2024 (hereinafter: “the Credit Facility Commencement Date”), subject to the fulfillment of the conditions set out in Clause 2 below, and shall remain in force until the date falling 24 (twenty-four) months following the Credit Facility Commencement Date (hereinafter: “the Credit Facility Termination Date”), and shall be allocated in the following accounts:

Account No. 381866 at Branch No. 600 of the Bank, in the name of Cognyte Software (hereinafter: “Cognyte Software's Facility Account”).

Account No. 662340 at Branch No. 600 of the Bank, in the name of Cognyte Technologies (hereinafter: “Cognyte Technologies' Facility Account”).

(Each of Cognyte Software's Facility Account and Cognyte Technologies' Facility Account, shall be referred to, jointly and severally, as – “the Facility Accounts”),

all - subject to the terms set forth herein.

1.Terms of the Credit Facility; Types of Credit and the Available Credit Facility:

1.aThe Types of Credit Which Can Be Utilized Under the Credit Facility:

1.1.iThe Credit Facility will enable you to receive from the Bank, in the Facility Accounts, short term loans in US Dollars, the repayment date of which is not later than (at your discretion): (a) at the end of 3 (three) months from their utilization date, or (b) at the end of 1 (one) month (or less – if so designated under the applicable loan utilization form) from their utilization date, and in no case not later than Credit Facility Termination Date (each hereinafter: a “Loan”).

1.1.iiThe credit shall be utilized pursuant to the terms, amounts and periods to be agreed between you and the Bank, and as shall be further detailed in the documents under which it shall be provided.

1.1.iiiWithout derogating from the aforesaid, the interest rate on each Loan utilized under the Credit Facility, for each relevant calculation period, shall be determined by the Bank as a variable interest comprised of the applicable Term SOFR plus a margin of 3.31%, as shall be further detailed in the “request for the extension of loans in foreign currency” (מש20) delivered to the Bank by each utilization date, pursuant to Clause 3.2 below.

1.bCalculation of the Amount of the Balance Available for Utilization Under the Credit Facility:

The remaining amount of the Credit Facility available for utilization is equal to the Credit Facility Amount, after deduction of the outstanding balance of the Credit Amounts utilized under the Credit Facility (hereinafter: “the Balance Available for Utilization”).

1.cSecurities

Your obligations pursuant to the Credit Documents shall remain at all times secured by the following:

1.1.iThe deeds of guarantee dated February 3, 2021, pursuant to which Cognyte Software secures all indebtedness or obligations owed by Cognyte Technologies to the Bank, and Cognyte Technologies secures all indebtedness or obligations owed by Cognyte Software to the Bank; and –

1.1.iiA deed of undertaking dated February 3, 2021 executed by Cognyte Software US in favour of the Bank, as well as a deed of guarantee dated as of the same date, pursuant to which Cognyte Software US guarantees all indebtedness or obligations owed by Cognyte Technologies or Cognyte Software to the Bank.
2.Conditions Precedent to the Allocation of the Credit Facility:

The allocation of the Credit Facility will be conditional upon the fulfillment of all of the following conditions:

1.aYou have duly executed each Credit Document, in form and substance agreed between you and the Bank, including, among others, your amended and restated deed of undertaking (the “A&R Deed of Undertaking”), as well as any other document that may be required by the Bank in connection with any anti-money laundering and KYC requirements.

In addition, and not as a condition precedent for the allocation of the Credit Facility, you undertake to deliver to the Bank, within 30 days of the Credit Facility Commencement Date, all of the following:

1.1.iall originals of the Credit Documents (for the avoidance of doubt, 'wet ink' originally executed documents, and not any digital, or digitally executed, forms).

1.1.iia legal confirmation of the legal advisers of Cognyte Software US in the State of Delaware, in form and substance satisfactory to the Bank, confirming the validity and enforceability of the documents executed by Cognyte Software US (as set out in clause 1.3.2) with respect to this letter and to the A&R Deed of Undertaking. The Corporations and

Cognyte Software US shall take any action and execute any document as shall be required or advisable under such legal confirmation (if any) in order to ensure such validity and enforceability.

Also, you undertake to deliver to the Bank, within 60 days of the Credit Facility Commencement Date, written confirmation of the legal advisers or auditors of Cognyte Software US pursuant to which Cognyte Software US is not under any legal obligations pursuant to any applicable law, to prepare or issue any financial statements.

1.bYou have provided to the Bank a full recent extract from the Israeli Pledges Registrar with respect to Cognyte Software US, and a full recent extract from the Israeli Registrar of Companies, with respect to each of you, pursuant to which none of you are a “Company in Violation” under section 362A to the Israeli Companies Law, 5759-1999 and no Securities (as defined in the A&R Deed of Undertaking) apply to any of your assets except for Permitted Securities (as defined in the A&R Deed of Undertaking).

1.cAll the fees, costs and expenses then due from you pursuant to the Credit Documents have been paid.

1.dThere will be no prevention, restriction or prohibition including any prevention, restriction or prohibition which applies by operation of law or by the Bank of Israel or any government body or under any order or under your organizational documents or any other document, with regard to the credit or with regard to the repayment thereof or with regard to collateral provided or to be provided as security therefor, the creation and validity of such collateral, the rights thereunder or the realization and enforcement thereof.

1.eNone of your undertakings under this letter shall have been breached, and there shall not occur any event entitling the Bank to cancel the Credit Facility or to reduce the Credit Facility Amount, as set forth herein under Clause 5 below (but without taking into account any notice, waiting or cure period, to the extent agreed upon in writing).

1.fWithout derogating from the generality of the foregoing – the provision of the credit out of the Credit Facility, is conditional upon the limitations established under the regulations of the Supervisor of Banks – Proper Conduct of Banking Business (including Directive 313) with regard to a single borrower/group of borrowers or any other limitation in that regard not being exceeded, according to the Bank’s calculations. If this condition precedent is not fulfilled and the full amount of the credit out of the Credit Facility cannot be provided, the terms of the Credit Facility will be adjusted by agreement between the Bank and yourselves.

1.gBank has received satisfactory evidence for your compliance with the Liquidity and the Liquidity net of Debt covenants set out in the A&R Deed of Undertaking.

3.Conditions Precedent to the Utilization of the Credit Facility:

The utilization of the Credit Facility will be conditional upon the fulfillment of all of the following conditions:

1.aAll of documents delivered, under Clause 2 above are in full force and effect, as of the applicable utilization date.

1.bYou have provided the Bank with a duly signed “request for the extension of loans in foreign currency” (מש20), no later than 3 (three) Business Days prior to the requested date of the utilization under the Credit Facility, substantially in the form attached hereto as Schedule 3.2, or in any other standard bank form which shall replace it.

1.cThere shall be no deviation from the Credit Facility Amount as a result of performing your request to utilize any credit on account of the Credit Facility.

1.dThe conditions set out in Clauses 2.3-2.6 are satisfied, as of the applicable utilization date.

4.Multiple Owners

1.aBy signing this letter, each of you:

1.1.iWaives its right to banking secrecy (insofar as such rights are granted to it under any law, agreement or any other source) with respect to the disclosure of information by the Bank to each of you in connection with this letter, including with respect to the credit that any of you has utilized or shall utilize under the Credit Facility;

1.1.iiAgrees that the Bank is entitled (but not obligated) to provide each of you with any information in connection with all of the above, in any means of communication the Bank deems appropriate;

1.1.iiiUndertakes not to make any claim, demand or initiate any proceeding against the Bank, its employees or anyone on its behalf, in connection with the provision of such information to any of you for any reason;

1.1.ivUndertakes to bear responsibility for any damage or loss that may be caused to any of you due to the provision of any such information by the Bank to any of you.

1.bSince the Facility Accounts are not managed collectively for each of you, jointly and severally, then by signing this letter, each of you:

1.1.iAgree that each of you may utilize the Credit Facility, pursuant to the terms hereof and in accordance with the composition of the authorization and the other terms of the management of the relevant Facility Accounts, without any further approval from any of you who does not co-own such account;

1.1.iiAgree that in case of a utilization of the Credit Facility Amount, in part or in whole, by any of you, the other Facility Account owners shall be entitled to utilize the available amount remaining to be utilized on account of the Credit Facility, to the extent possible, and hereby waives any demand or claim against the Bank in respect thereof.

1.cIn addition to the provision of this letter, you hereby confirm, for the avoidance of doubt, that mutual guarantees by each of you in favor of the Bank, unlimited in amount, dated February 3, 2021, are valid and effective and secure the full and timely payment of all of your indebtedness to the Bank (including in connection to this letter and including any existing or future indebtedness to the Bank as shall be from time to time).

5.Cancellation/Reduction of the Credit Facility:

1.aThe Bank may cancel the Credit Facility or reduce the Credit Facility Amount at the level of the balance of the amounts actually utilized, forthwith and without giving any prior notice, in the following cases:

1.1.iIf an event has occurred, pursuant to the Credit Documents, entitling the Bank to accelerate and demand the immediate repayment and payment of any amount under the Credit Amounts (even if the Bank may not exercise such right, but subject to any notice, waiting or cure period, to the extent agreed upon in writing or otherwise existing under applicable law);

1.1.iiIn other events permitted under any law.

Simultaneously with the cancellation of the Credit Facility, or the reduction of the Credit Facility Amount, the Bank shall send you a notice in that regard.

6.Events of Default

1.aWithout prejudice to any of the rights of the Bank under the Credit Documents and under any law, the Bank may, upon the occurrence of any of the events listed in Schedule 6.1 hereto (irrespective of whether they occurred in Israel or outside Israel), accelerate the Credit Amounts, in whole or in part, and demand their immediate repayment (or payment, as applicable) to the Bank. Before the Bank takes such action, the Bank shall give prior notice thereof if and in as much as it is required by law to do so, which includes giving us 21 (twenty-one) business days’ prior notice, as required under Section 5.A.1 of the Banking (Service to the Customer) Law, 5741-1981 (in such cases where the Bank is obliged to give such notice), or such other mandatory period which there may be from time to time pursuant to the aforesaid provision of law, subject to and in accordance with the reservations and the clarifications prescribed under the aforesaid provision of law. It is hereby clarified, that during such applicable notice period and subject to the foregoing, you shall be entitled to cure any breach or event detailed in Schedule 6.1 which, once so cured, shall no longer be considered an event of default.

1.bIn addition to and without derogating from any of the rights of the Bank pursuant to the Credit Documents or pursuant to any law, upon the occurrence of any of the events listed in Schedule 6.1 hereto, and so long as it is continuing (but without taking into account any notice, waiting or cure period, to the extent agreed upon in writing), the Bank may refrain from providing or continuing to provide, and will not be under obligation to provide or continue to provide, us with any credit which the Bank undertook to provide us (or to continue to provide), including utilization of the Credit Facility, or, subject to any notice, waiting or cure period, to the extent agreed upon in writing or otherwise existing under applicable law, may cancel the Credit Facility or reduce the Credit Facility Amount at the level of the balance of the amounts actually utilized, as set out in Clause 5 above.

1.cWe undertake to pay the Bank, upon its demand, all of the amounts required by the Bank as provided in Clause 6.1 above including any fees in connection with the prepayment of any Loan, as set out in Schedule A hereto.
1.dIn addition, upon the occurrence of any of the events listed in Schedule 6.1 hereto (subject to any notice, waiting or cure period, to the extent agreed upon in writing or otherwise existing under applicable law), the Bank may take whatever measures it deems fit for the collection of all of the amounts as provided in Clause 6.1 above and realize its rights pursuant to any of the Credit Documents, including debiting any account with the Bank maintained in our name with any of the amounts as provided in Clause 6.1 above, in whole or in part, and realize any of collateral granted by us, all at its discretion, by any means permitted by law.

1.eThe Bank may enforce any of its rights pursuant to this Clause 6 upon the occurrence of any of the events set forth in any of the sub-clauses of Schedule 6.1 hereto, and the Bank may enforce each one of its rights as aforesaid separately and independently of any other.

1.fWithout derogating from the above, and notwithstanding section 6.1.21 of Schedule 6.1 hereto, in connection with the events listed in Schedule 6.1 hereto, such events shall be exhaustive with respect to the Credit Facility and any utilization thereunder, until the earlier of the Credit Facility Termination Date or, if earlier, upon cancellation of the Credit Facility. Following any of the foregoing, the Bank shall be entitled to any of its rights or remedies pursuant to any Credit Documents and any law, upon the occurrence of an event entitling the Bank, under the Credit Documents, to accelerate and demand the immediate repayment and payment of any amount under the Credit Amounts.
7.Fees:
1.aNon–utilization fee - “Large Enterprise” (עסק גדול)

You shall pay the Bank the following fee for the allocation of the Facility:

1.1.iPeriod for the payment of the fee: From Credit Facility Commencement Date until the Credit Facility Termination Date.
1.1.iiAnnual rate: 0.75%, as agreed between you and the Bank.

1.1.iiiCalculation of the fee: The amount of the fee for each day on which the Credit Facility was unutilized, in whole or in part, in the course of such period, shall be calculated by multiplying the rate of the fee as specified above, by the daily Balance Available for Utilization, divided by the full number of days in such year (365 or 366 as the case may be). The US Dollars amount of the fee shall be converted into New Israeli Shekels in accordance with the Representative Rate for US Dollars, and changes in the amount of the fee may apply in accordance with changes in the aforesaid Representative Rate.

1.1.ivEstimated annual amount: As of the date hereof, the maximum amount of the fee (assuming the Credit Facility will not be utilized at all) is 225,000 US Dollars (subject to the provisions of Clause 7.2 below).

1.1.vPayment dates of the fee: On the beginning of each calendar quarter, for the preceding quarter.

1.bWe note that the fee set out in Clause 7.1 above will be debited in the Cognyte Technologies' Facility Account in New Israeli Shekels, and therefore you shall ensure that on each payment date of the above specified fees, Cognyte Technologies' Facility Account shall have sufficient funds and monies in New Israeli Shekel, for the payment of the applicable fee.

1.cIn addition to the fee set out above, you shall pay the Bank, a Complex Transactions Fee (עמלת עסקאות מורכבות) (in this clause, the "Fee") as set out below:

1.1.iThe service for which the Fee is charged: handling the transaction contemplated hereunder.
1.1.iiThe amount of the Fee: US$ 15,000.
1.1.iiiThe rate of the Fee and its calculation: 0.05% of the Credit Facility Amount.
1.1.ivDate of payment of the Fee: the date hereof.

1.d [Reserved]
1.eThe account to be charged with the fees and payments detailed in this Clause 7:

Account Number 662340 at Branch No. 600 of the Bank, in the name of Cognyte Technologies, will be debited with the fees.

Without derogating from the foregoing, each of you acknowledges and approves that, although the obligation to pay the above-mentioned fees shall be joint and several, the account to be charged as set out above shall be Cognyte Technologies’ Facility Account.

8.Miscellaneous

1.aThis letter is addressed to you alone and shall in no way create any liability of the Bank towards any third party. Your rights hereunder are not in any way assignable or transferable.

1.bThis letter shall enter into force subject to having been signed by you in the form set out below and returned to us by not later than 24.1.2024, provided, however, that any of our obligations herein, including with respect to the allocation of the Credit Facility, shall terminate in case the Credit Facility Commencement Date has not occurred by 24.1.2024.

1.cUpon its execution by the Bank and yourselves, this letter shall replace the Credit Facility Letter executed on 27.2.2020 (the "Existing Facility"), which is hereby cancelled and void in its entirety. Any credit utilized under the Existing Facility and not yet repaid shall be considered a utilization of the Credit Facility hereunder. As of the date hereof the amount so utilized and considered utilized under the Credit Facility is zero.

1.dThis letter and the other Credit Documents shall be deemed to complement each other and shall be interpreted as adding to on another. In any case of conflict between the provisions of this letter and the provisions of the other Credit

Documents, with respect to any of the matters detailed herein, or if any specific matter is expressly agreed both under the provisions hereof and under any other Credit Document, the provisions of this letter shall prevail.

9.Definitions

1.a“Account Opening Documentation” – the document entitled “application to open an account and general conditions for operating an account” (בקשה לפתיחת חשבון ותנאים כלליים לניהול חשבון) which we have or shall be signed in connection with the Facility Accounts, any other document that serves to amend or replace the said documents or which expressly states therein that it constitutes part thereof, and all of the documents which include general conditions pertaining to the areas of activity or the channels of service thereunder, as shall be agreed with you.

1.b“Cognyte Software US” – Cognyte Software LP, a limited partnership organized under the laws of the State of Delaware (file no. 6672017), whose principal place of business is at 80 Orville Drive, Suite 100 Bohemia, New York 11716.

1.c“Credit Amounts” – shall mean any amount you owe or will owe to the Bank, due to or in connection with the Credit Facility and the credit thereunder, including principal amounts, interests, default interests, fees, expenses, linkage differences and any other amount under this letter and the other Credit Documents.

1.d“Credit Documents” – shall mean the Account Opening Documentation for the Facility Accounts, and all other documents signed, or that shall be signed, by you, or granted, or that shall be granted, to you, in connection with the credit under the Credit Facility or any part thereof, including this letter and all of the agreements, deeds of pledge, debentures, deeds of undertaking and deeds of guarantee and all of the conditions and documents dealing with collaterals securing the Credit Amounts, as agreed or shall be agreed with you.

1.e“Representative Rate” – with respect to each relevant calculation date – shall mean the representative rate of exchange of the respective foreign currency published by the Bank of Israel just before the date on which the respective calculation is to take place, or if the Bank of Israel does not publish at its usual time the representative rate of exchange of the respective foreign currency, any other rate of exchange of the respective foreign currency published by a competent authority just before the date on which the respective calculation is to take place, and which is determined by the Bank as being a representative rate of exchange for such foreign currency for each and every customer of the Bank, taken as a whole.

[Signature page to follow]

Yours faithfully,

________________________

             Bank Hapoalim B.M.

To
Bank Hapoalim B.M.

We the undersigned hereby confirm our agreement to all of the provisions contained in the above letter and undertake to observe all of the terms and conditions therein contained.

We undertake to manage the Facility Accounts such that at no time there shall be any deviation in them with respect to the Credit Facility Amount and to repay any amount that is in deviation immediately upon its formation.

We hereby irrevocably instruct the Bank to debit Cognyte Technologies' Facility Account with the amounts and at the times specified in Clause 7 above, all as set forth in the above letter.
Further, by signing this letter, we hereby confirm the receipt of the Bank's explanatory notes with respect to the prepayment of the loans made available under the Credit Facility, in the form attached hereto as Schedule A.

/s/David Abadi /s/Ilan Rotem __________________
Cognyte Software Ltd. Date

Advocate’s Confirmation

I, the undersigned _______________________ Advocate, being the Advocate of Cognyte Software Ltd., company no. 51-619642-5 (“the Company”), hereby confirm that the aforesaid company has signed the above document by means of its authorized signatories Messrs. _____________________ and ___________________ in accordance with the Company’s resolution duty adopted and in accordance with its up-to-date incorporation papers, and that the above signatures are binding on the company for all intents and purposes.

_________________          /s/Lior Davidovich
Date Stamp and Signature

/s/ David Abadi /s/Ilan Rotem __________________
Cognyte Technologies Israel Ltd. Date

Advocate’s Confirmation

I, the undersigned _______________________ Advocate, being the Advocate Cognyte Technologies Israel Ltd., company no. 51-270486-7 (“the Company”), hereby confirm that the aforesaid company has signed the above document by means of its authorized signatories Messrs. _____________________ and ___________________ in accordance with the Company’s resolution duty adopted and in accordance with its up-to-date incorporation papers, and that the above signatures are binding on the company for all intents and purposes.

_________________         /s/Lior Davidovich
Date Stamp and Signature

To
Bank Hapoalim B.M.

Ladies and Gentlemen:

Re: Confirmation Regarding the Adoption of a Resolution
By the Board of Directors of Cognyte Software Ltd.

We the undersigned, Cognyte Software Ltd. (company no. 51-619642-5) (hereinafter: “the Company”) hereby confirm that at a meeting of the Board of Directors of the Company, duly convened, and in accordance with the incorporation papers of the Company and which was held on __________________ at ____________ at which were present directors constituting a quorum for meetings of the Board of Directors, it was resolved as follows:

1.To receive from Bank Hapoalim B.M. (hereinafter – “the Bank”), together with Cognyte Technologies Israel Ltd., a credit facility up to the amount of 30,000,000 USD (Thirty Million US Dollars) (hereinafter respectively: “the Credit Facility” and “the Credit Facility Amount”), which will enable the Company to receive from time to time from the Bank, credits of the types specified in the letter of the Bank to the Company dated 24.1.2024 regarding the approval of the Credit Facility (hereinafter: “the Credits” and “the Letter”), all as set forth in the Letter.

2.To receive from the Bank, from time to time, the Credits, in whole or in part, up to the amount out of the Credit Facility Amount, remaining from time to time for utilization of the respective Credit, all in accordance with the provisions of the Letter, and for the period, at the interest and on the terms as may be determined by the Bank.

3.To grant a power of attorney to the directors Messrs. ___________________ I.D.__________________ and ___________________ I.D.__________________, the combination of signatures being: Severally / Jointly / Jointly and Severally (1) and without having to obtain any further agreement from the Company:
a.To adopt on behalf of the Company any resolution and to come to an agreement with the Bank from time to time, all their discretion, as to the terms of any kind or class in connection with the aforesaid resolutions, and that includes the terms of interest and linkage.
b.To resolve from time to time to receive the Credits as aforesaid, in whole or in part, at their discretion.
c.To sign on behalf of the Company the Letter and all of the agreements and the documents in connection with the Credit Facility or in connection with the Credits or in connection with the aforesaid resolutions, as may be agreed at any time and from time to time between themselves and the Bank, their signature together with the stamp of the Company or its printed name being binding on the Company.

4.It is confirmed by the Board of Directors of the Company that all of the approvals required by law and in accordance with the incorporation papers of the Company have been obtained for the purpose of adopting the aforesaid resolutions and for the transactions and operations which are the subject of the aforesaid resolutions, including all of the approvals, the reports, the disclosure and the processes required under Chapters Three and Five of Part Six of the Companies Law, 5759-1999, in as much as they are required, and that the aforesaid resolutions were adopted in accordance with business considerations of the Company for the realization of its profits.

_______________     /s/David Abadi /s/Ilan Rotem
Date              Stamp and Signature

Advocate’s Confirmation

I the undersigned ___________________________, Advocate, acting as legal advisor to Cognyte Software Ltd. (company no. 51-619642-5) (hereinafter: “the Company”), hereby confirm that:

1.The above document was signed by the authorized signatories of the Company, whose signatures together with the stamp of the Company are binding on the Company.

2.The above resolutions of the Company were duly adopted, in accordance with the incorporation papers of the Company, and they are binding on the Company for all intents and purposes.

3.The signatures of the authorized persons (mentioned in Clause 3 above) according to the combination of signatures specified above, together with the stamp of the Company or its printed name, are binding on the Company for all intents and purposes.

Date ________________ Signature and stamp /s/Lior Davidovich

To
Bank Hapoalim B.M.

Ladies and Gentlemen:

Re: Confirmation Regarding the Adoption of a Resolution
By the Board of Directors of Cognyte Technologies Israel Ltd.

We the undersigned, Cognyte Technologies Israel Ltd. (company no. 51-270486-7) (hereinafter: “the Company”) hereby confirm that at a meeting of the Board of Directors of the Company, duly convened, and in accordance with the incorporation papers of the Company and which was held on __________________ at ____________ at which were present directors constituting a quorum for meetings of the Board of Directors, it was resolved as follows:

1.To receive from Bank Hapoalim B.M. (hereinafter – “the Bank”), together with Cognyte Software Ltd., a credit facility up to the amount of 30,000,000 USD (Thirty Million US Dollars) (hereinafter respectively: “the Credit Facility” and “the Credit Facility Amount”), which will enable the Company to receive from time to time from the Bank, credits of the types specified in the letter of the Bank to the Company dated 24.1.2024 regarding the approval of the Credit Facility (hereinafter: “the Credits” and “the Letter”), all as set forth in the Letter.

2.To receive from the Bank, from time to time, the Credits, in whole or in part, up to the amount out of the Credit Facility Amount, remaining from time to time for utilization of the respective Credit, all in accordance with the provisions of the Letter, and for the period, at the interest and on the terms as may be determined by the Bank.

3.To grant a power of attorney to the directors Messrs. ___________________ I.D.__________________ and ___________________ I.D.__________________, the combination of signatures being: Severally / Jointly / Jointly and Severally (2) and without having to obtain any further agreement from the Company:
a.To adopt on behalf of the Company any resolution and to come to an agreement with the Bank from time to time, all their discretion, as to the terms of any kind or class in connection with the aforesaid resolutions, and that includes the terms of interest and linkage.
b.To resolve from time to time to receive the Credits as aforesaid, in whole or in part, at their discretion.
c.To sign on behalf of the Company the Letter and all of the agreements and the documents in connection with the Credit Facility or in connection with the Credits or in connection with the aforesaid resolutions, as may be agreed at any time and from time to time between themselves and the Bank, their signature together with the stamp of the Company or its printed name being binding on the Company.

4.It is confirmed by the Board of Directors of the Company that all of the approvals required by law and in accordance with the incorporation papers of the Company have been obtained for the purpose of adopting the aforesaid resolutions and for the transactions and operations which are the subject of the aforesaid resolutions, including all of the approvals, the reports, the disclosure and the processes required under Chapters Three and Five of Part Six of the Companies Law, 5759-1999, in as much as they are required, and that the aforesaid resolutions were adopted in accordance with business considerations of the Company for the realization of its profits.

_____________ /s/David Abadi /s/Ilan Rotem                 Date              Stamp and Signature

Advocate’s Confirmation

I the undersigned ___________________________, Advocate, acting as legal advisor to Cognyte Technologies Israel Ltd. (company no. 51-270486-7) (hereinafter: “the Company”), hereby confirm that:

1.The above document was signed by the authorized signatories of the Company, whose signatures together with the stamp of the Company are binding on the Company.

2.The above resolutions of the Company were duly adopted, in accordance with the incorporation papers of the Company, and they are binding on the Company for all intents and purposes.

3.The signatures of the authorized persons (mentioned in Clause 3 above) according to the combination of signatures specified above, together with the stamp of the Company or its printed name, are binding on the Company for all intents and purposes.

Date ________________ Signature and stamp __/s/Lior Davidovich